Mail Stop 4561

May 20, 2010

Mr. Gil Shwed
Chief Executive Officer and Chairman of the Board
Check Point Software Technologies, Ltd.
800 Bridge Parkway
Redwood City, CA 94065

> **Re: Check Point Software Technologies, Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **File No. 000-28584**

Dear Mr. Shwed:

We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief